GLOBUS MARITIME LIMITED

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Globus Maritime Limited has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the U.S. Securities and Exchange Commission on March 20, 2023. This disclosure can be found on page 51 of the Annual Report on Form 20-F and is incorporated by reference herein. Globus Maritime Limited has made such disclosure based on information provided by companies that may be deemed to be under common control with Globus Maritime Limited, and not because of any conduct by Globus Maritime Limited.

Very truly yours, GLOBUS MARITIME LIMITED By: /s/ Athanasios Feidakis Name: Athanasios Feidakis Title: President, Chief Executive Officer and Chief Financial Officer

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,

P.O. Box 1405, Majuro, Marshall Islands MH 96960

Comminucations Address: c/o Globus Shipmanagement Corp.

128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece

Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr

www.globusmaritime.gr